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                           July 31, 2023

       John R. Hartung
       Chief Financial and Administrative Officer
       Chipotle Mexican Grill, Inc.
       610 Newport Center Drive, Suite 1100
       Newport Beach, CA 92660

                                                        Re: Chipotle Mexican
Grill, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-32731

       Dear John R. Hartung:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Revenue, page 23

   1. We note per the risk factor on page 9 and the discussion of costs on page 23 that you implemented several
menu price increases in 2022. Please quantify and discuss the extent to which changes in
food and beverage revenue are attributable to changes in prices pursuant to Item
303(b)(2)(iii) of Regulation S-K. This comment also applies to Form 10-
                                                        Qs.



              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John R. Hartung
Chipotle Mexican Grill, Inc.
July 31, 2023
Page 2

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameJohn R. Hartung                       Sincerely,
Comapany NameChipotle Mexican Grill, Inc.
                                                        Division of Corporation
Finance
July 31, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName